Rayonier Inc. and Subsidiaries

Exhibit 12

Ratio of Earnings to Fixed Charges

	Year Ended December 31
(Unaudited, thousands of dollars)	2002	2001	2000	1999	1998

Earnings:
Net Income	$54,172	$57,598	$78,187	$68,653	$63,635
Add:
(Income) loss from discontinued operations	745	(688)	(669)	(84)	(524)
Income tax	14,880	23,747	29,398	29,082	25,825
Minority interest	—	—	—	—	—
Amortization of capitalized interest	2,531	2,625	2,578	2,308	2,331

	72,328	83,282	109,494	99,959	91,267
Adjustments to earnings for fixed charges:
Interest and other financial charges	62,433	70,314	87,199	43,705	36,505
Interest factor attributable to rentals	823	1,633	1,362	1,367	1,750

	63,256	71,947	88,561	45,072	38,255

Earnings as adjusted	$135,584	$155,229	$198,055	$145,031	$129,522

Fixed Charges:
Fixed charges above	$63,256	$71,947	$88,561	$45,072	$38,255
Capitalized interest	—	—	—	314	262

Total fixed charges	$63,256	$71,947	$88,561	$45,386	$38,517

Ratio of earnings as adjusted to total fixed
charges	2.14	2.16	2.24	3.20	3.36

Effective tax rate	21%	29%	28%	30%	29%